EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2010		2009		2008		2007		2006
Earnings
Income (loss) from continuing operations before income taxes	$23,193		$12,078		$(333,010)		$38,606		$52,481
Fixed charges	30,698		32,546		47,757		51,732		45,382
Amortization of capitalized interest	268		256		224		164		106
Capitalized interest	—		(916)		(1,661)		(3,153)		(1,473)

Total earnings	$54,159		$43,964		$(286,690)		$87,349		$96,496
Fixed Charges
Floorplan interest expense	$10,597		$11,015		$20,808		$24,964		$25,677
Other interest expense (1)	14,572		14,115		18,075		16,478		12,242
Capitalized interest costs	—		916		1,661		3,153		1,473
Interest component of rent expense	5,529		6,500		7,213		7,137		5,990

Total fixed charges	$30,698		$32,546		$47,757		$51,732		45,382

Ratio of earnings to fixed charges	1.8	×	1.4	×	$(334,447	)(2)	1.7	×	2.1	×

(1)	Other interest expense includes amortization of debt issuance costs
(2)	Reflects deficiency of earnings available to cover fixed charges. Because of the deficiency, ratio information is not provided.

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.